Exhibit 3.3

CERTIFICATE OF AMENDMENT OF

SIXTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

AQUINOX PHARMACEUTICALS, INC.

The undersigned hereby certifies that:

1. He is the duly elected and acting President of Aquinox Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”).

2. The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware on May 25, 2007. The Sixth Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on March 15, 2013 and was amended on January 27, 2014 (as amended, the “Restated Certificate”).

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Sixth Amended and Restated Certificate of Incorporation amends Article Fourth, Section A to read in its entirety as follows:

“A. Authorized Capital, etc. The Corporation is authorized to issue two classes of stock to be designated, respectively, Preferred Stock (“Preferred Stock”) and Common Stock (“Common Stock”). The total number of shares of capital stock that the Corporation is authorized to issue is 377,882,358. The total number of shares of Preferred Stock the Corporation is authorized to issue is 238,616,321. The total number of shares of Common Stock the Corporation is authorized to issue is 139,266,037. The Preferred Stock shall have a par value of $0.000001 per share and the Common Stock shall have a par value of $0.000001 per share.

Upon the filing of the acceptance of this certificate for filing with the Secretary of State of the State of Delaware (the “Effective Time”):

(i) each 19.2 outstanding shares of Common Stock shall be combined and reconstituted into one (1) fully paid and non-assessable share of outstanding Common Stock; and

(ii) each 19.2 outstanding shares of Preferred Stock shall be combined and reconstituted into one (1) fully paid and non-assessable share of outstanding Preferred Stock of the same series (collectively, the Reverse Split”).

The Reverse Stock Split shall be effected for each class or series of stock on a stockholder by stockholder basis, such that any fractional shares of Common Stock or any series of Preferred Stock, as applicable, resulting from the Reverse Stock Split and held by a stockholder shall be aggregated for such class or series. No fractional shares of Common Stock or any series of Preferred Stock shall be issued upon the combination of any such shares in the Reverse Stock Split. If the Reverse Stock Split would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the fair market value (as determined by the Company’s Board of Directors) of one share of Common Stock or such series of Preferred Stock, as applicable, as of the Effective Time (after giving effect to the foregoing Reverse Stock Slit), rounded up to the nearest whole cent.

The Reverse Stock Split shall occur whether or not the certificates representing such shares of Common Stock or Preferred Stock are surrendered to the Company or its transfer agent.

The par value of each share of capital stock following the Reverse Stock Split shall be as stated above in this Article IV, Section A. All of the share amounts, amounts per share and per share numbers for the Common Stock and each series of Preferred Stock, as applicable, set forth herein shall be adjusted to give effect to the Reverse Stock Split. For clarity, each of the Series C Liquidation Preference, Original Series C Issue Price, Series B Liquidation Preference, Original Series B Issue Price, Series A Liquidation Preference, Original Series A Issue Price, Series C Redemption Price, Series A and B Redemption Price and Conversion Price shall be adjusted to give effect to the Reverse Stock Split and any provisions set forth herein that could be read so as to result in a duplicative adjustment as a result of the Reverse Stock Split shall be interpreted such that each such share amount, amounts per share and per share number is only adjusted a single time to give effect to the Reverse Stock Split.”

4. The foregoing Certificate of Amendment of Sixth Amended and Restated Certificate of Incorporation has been duly adopted by this Corporation’s Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

In Witness Whereof, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 27th day of February, 2014.

AQUINOX PHARMACEUTICALS, INC.

By:	/s/ David J. Main
David J. Main,
President and Chief Executive Officer